SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 October, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	BP plc publishes provisional dividend dates dated 01 October 2015
Exhibit 1.2	Director/PDMR Shareholding dated 02 October 2015
Exhibit 1.3	Director/PDMR Shareholding dated 13 October 2015
Exhibit 1.4	Total Voting Rights dated 30 October 2015

Exhibit 1.1

BP p.l.c.
BP p.l.c. publishes provisional dividend dates

BP p.l.c today announced that it has published its provisional forthcoming dividend dates (including announcement, payment, record and ex-dividend dates) for ordinary and preference shares on www.bp.com/financialcalendar for the remainder of 2015 and 2016. These dates are indicative and may be subject to change.

Exhibit 1.2

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 2 October 2015 that on 22 September 2015 Mr Ian Davis, a Director of BP p.l.c., acquired in London, 387 BP ordinary shares (ISIN number GB0007980591) at a reference share price of $5.964 per share through the BP Scrip Dividend Programme.

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.3

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 12 October 2015 that the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.9160 per share through participation in the BP ShareMatch UK Plan on 12 October 2015:-

Director

Dr B. Gilvary                80 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                80 shares
Mr B. Looney               80 shares
Mr D. Sanyal                78 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP p.l.c.
Total voting rights and share capital

As at 30 October 2015, the issued share capital of BP p.l.c. comprised 18,311,626,275 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,747,452,133. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,316,708,775. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated: 02 November 2015
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary